April 28, 2017

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	Post-Effective Amendment Filing Pursuant to Rule 485(b)

Securian Funds Trust

File Numbers: 002-96990 and 811-04279

Dear Ladies and Gentlemen:

The accompanying post-effective amendment to the Registration Statement on Form N-1A for Securian Funds Trust (“Securian Trust”) is being filed electronically with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(b) under the Securities Act of 1933 (the “Securities Act”), to go effective on May 1, 2017.

The accompanying post-effective amendment is being filed pursuant to paragraph (b) of Rule 485, and Securian Trust has certified that its amendment meets all of the requirements for effectiveness pursuant to that paragraph. In addition, and pursuant to paragraph (b)(4) of Rule 485, I hereby represent, as counsel responsible for preparation of the post-effective amendment, that the amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Please direct any questions or comments regarding this filing to my attention at 651- 665-3747 or by email at michael.steinert@securian.com.

Sincerely,

/s/ Michael T. Steinert

Michael T. Steinert
Senior Counsel, Law

MTS:	mab

cc: Michael J. Radmer, Esq., Dorsey & Whitney LLP